Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Acuity Brands, Inc. for the registration of common stock, preferred stock, guarantees of debt securities and depositary shares of Acuity Brands, Inc., debt securities of Acuity Brands Lighting, Inc., and guarantees of debt securities of ABL IP Holding LLC and to the incorporation by reference therein of our reports dated October 23, 2020, with respect to the consolidated financial statements of Acuity Brands, Inc., and the effectiveness of internal control over financial reporting of Acuity Brands, Inc., included in its Annual Report (Form 10-K) for the year ended August 31, 2020 and the financial statement schedule of Acuity Brands, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia
October 23, 2020